Quantum Expeditions, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Quantum Expeditions, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 16, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	23,514	119,284
Total Current Assets	23,514	119,284
Non-current Assets		
Equipment, net of Accumulated Depreciation	189,500	-
Total Non-Current Assets	189,500	-
TOTAL ASSETS	213,014	119,284
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Liabilities	120	120
Total Current Liabilities	120	120
TOTAL LIABILITIES	120	120
EQUITY		
Preferred Stock	171	-
Additional Paid in Capital	777,862	-
Members' Capital	-	350,000
Accumulated Deficit	(565,139)	(230,836)
Total Equity	212,894	119,164
TOTAL LIABILITIES AND EQUITY	213,014	119,284

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	23,216	-
General and Administrative	272,914	174,109
Legal and Professional - Related Party	-	20,904
Legal and Professional	38,992	30,184
Total Operating Expenses	335,123	225,198
Operating Income (loss)	(335,123)	(225,198)
Other Income		
Interest Income	820	-
Other	-	-
Total Other Income	820	-
Other Expense		
Interest Expense	-	-
Other - Realized Loss & Fees	-	5,638
Total Other Expense	-	5,638
Earnings Before Income Taxes	(334,303)	(230,836)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(334,303)	(230,836)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(334,303)	(230,836)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other	-	120
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	120
Net Cash provided by (used in) Operating Activities	(334,303)	(230,716)
FINANCING ACTIVITIES		
Capital Contributions	238,533	350,000
Net Cash provided by (used in) Financing Activities	238,533	350,000
Cash at the beginning of period	119,284	(0)
Net Cash increase (decrease) for period	(95,771)	119,284
Cash at end of period	23,514	119,284
NON CASH INVESTING & FINANCING ACTIVITIES		
Conversion of Membership Interests to Preferred Stock	(350,000)	-
Equipment provided as Capital Contribution	(189,500)	-

Statement of Changes in Shareholder Equity

	Members' Capital	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock				
	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	-	-	-	-	-	-	-	-	-	-
Capital Contributions	350,000	-	-	-	-	-	-	-	-	350,000
Net Income (Loss)	-	-	-	-	-	-	-	-	(230,836)	(230,836)
Ending Balance 12/31/2022	350,000	-	-	-	-	-	-	-	(230,836)	119,164
Conversion from LLC to C Corp	(350,000)	-	-	1,705,000	171	-	-	349,830	-	-
Acquisition of Badgerland	-	500,000	-	-	-	300,000	-	-	-	-
Issuance of Common Stock	-	6,640,000	-	-	-	-	-	-	-	-
Capital Contributions	-	-	-	-	-	-	-	238,533	-	238,533
Contribution of Equipment	-	-	-	-	-	-	-	189,500	-	189,500
Net Income (Loss)	-	-	-	-	-	-	-	-	(334,303)	(334,303)
Ending Balance 12/31/2023	-	7,140,000	-	1,705,000	171	300,000	-	777,862	(565,139)	212,894

Quantum Expeditions, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Quantum Expeditions, Inc. ("the Company") was initially formed in the state of Wyoming on November 29th, 2021 as a Limited Liability Company prior to converting into a Delaware Corporation on July 31st, 2023 to accommodate a more complex cap table for future funding rounds. The Company plans to earn revenue by building and maintaining facilities to mine bitcoin in West Texas. In November 2023, the Company acquired Badgerland Mining Club, LLC and has deployed its first mining site in January 2024.

The Company is currently conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Basis of Consolidation

On October 26th, 2023, the Company formed Quantum Expeditions MergerSub, LLC ("MergerSub") in the state of Delaware and owned 100% of its membership interests. MergerSub was formed for the sole purpose of merging with Badgerland Mining Club, LLC ("Badgerland"), a Wyoming Limited Liability Company formed on August 21st, 2023, by employing a reverse triangular merger. In October 2023, MergerSub converted all of its membership interests into membership interests of Badgerland and ceased to exist as a separate entity, resulting in Badgerland remaining as the surviving entity. At the time of this merger, Badgerland had authorized two classes of ownership interest: 1,000 Class A Units of which 887.5 were issued and outstanding, and 1,000 Class B Units of which 816 were issued and outstanding. All outstanding Class A and B Units were converted into the Company's equity securities in the total amounts of 500,000 shares of Common Stock, and 300,000 shares of Series Seed-2 Preferred Stock. Because Badgerland has completely merged with the Company, there exists no need to consolidate separate financial statements, nor eliminate intercompany transactions as of December 31, 2023.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	7	189,500	-	-	189,500
Grand Total	**-**	**189,500**	**-**	**-**	**189,500**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

As of December 31, 2022, the Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

Following its conversion to a Delaware C Corporation, the Company became subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2022, the Company paid a total of $20,904 to an entity for management and consultancy services. This entity is owned by one of the Company's founders.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

No debt.

NOTE 6 – EQUITY

Following the Company's conversion to a C Corporation in 2023, the Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. A total of 7,140,000 shares were issued and outstanding as of December 31, 2023.
Voting: The holders of Common Stock are entitled to one vote per share.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,005,000 shares of Preferred Stock with a par value of $0.0001 per share. Of this total, 1,705,000 are designated as Series Seed-1 Preferred Stock, and 300,000 shares are designated as Series Seed-2 Preferred Stock. All such authorized shares of Preferred Stock have been issued and outstanding as of December 31, 2023.

Voting: Holders of Preferred Stock are entitled to one vote for every share of Common Stock they could own if converted.

Dividends: The Company will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to holders of Common Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 16, 2024, the date these financial statements were available to be issued.

In January 2024, Quantum Expeditions deployed its first bitcoin mining site.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial

statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.